UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2021

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Hélène Moreau-Leroy appointed Chairman and Chief Executive Officer of Hutchinson (April 6, 2021)

Exhibit 99.2	Total Begins Producing Sustainable Aviation Fuel in France (April 8, 2021)

Exhibit 99.3	Uganda and Tanzania: Final Agreements for the Lake Albert resources development (April 12, 2021)

Exhibit 99.4	Total Partners with Siemens Energy to Reduce LNG Related Emissions (April 13, 2021)

Exhibit 99.5	Total declares Force Majeure on Mozambique LNG project (April 26, 2021)

Exhibit 99.6	Total Direct Energie tops 5 million customers in France (April 28, 2021)

Exhibit 99.7	ESG & UN Sustainable Development Goals: Total Recognized as a Top Leader by BloombergNEF (April 28, 2021)

Exhibit 99.8	First Quarter 2021 Results (April 29, 2021)

Exhibit 99.9	Total announces the first 2021 interim dividend stable at €0.66/share (April 29, 2021)

Exhibit 99.10	Total Enters a 640 MW Offshore Wind Project Under Construction in Taiwan (April 29, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: May 3, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer

EXHIBIT INDEX

Exhibit 99.1	Hélène Moreau-Leroy appointed Chairman and Chief Executive Officer of Hutchinson (April 6, 2021)

Exhibit 99.2	Total Begins Producing Sustainable Aviation Fuel in France (April 8, 2021)

Exhibit 99.3	Uganda and Tanzania: Final Agreements for the Lake Albert resources development (April 12, 2021)

Exhibit 99.4	Total Partners with Siemens Energy to Reduce LNG Related Emissions (April 13, 2021)

Exhibit 99.5	Total declares Force Majeure on Mozambique LNG project (April 26, 2021)

Exhibit 99.6	Total Direct Energie tops 5 million customers in France (April 28, 2021)

Exhibit 99.7	ESG & UN Sustainable Development Goals: Total Recognized as a Top Leader by BloombergNEF (April 28, 2021)

Exhibit 99.8	First Quarter 2021 Results (April 29, 2021)

Exhibit 99.9	Total announces the first 2021 interim dividend stable at €0.66/share (April 29, 2021)

Exhibit 99.10	Total Enters a 640 MW Offshore Wind Project Under Construction in Taiwan (April 29, 2021)